EXHIBIT 12

TRANSAMERICA FINANCE CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollar amounts in millions)

	Three months ended March 31,
	2003	2002
Fixed charges:
Interest and debt expense	$46.1	$66.0
One-third of rental expense	5.8	6.2

	$51.9	$72.2

Earnings:
Income from continuing operations
before income taxes	$97.3	$54.9
Fixed charges	51.9	72.2

	$149.2	$127.1

Ratio of earnings to fixed charges	2.87	1.76

        The ratios were computed by dividing income from continuing operations before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.